

16012220

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
416

...COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: March 31, 2016<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8-52916 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER - DEALER:

**Ivy Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**320 Northern Boulevard, Suite 21**
(No. and Street)

| **Great Neck** | **NY** | **11021** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Fredric Obsbaum** **(212) 897-1694**
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

| 11 Broadway | New York | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

# IVY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

* * * * * *

**Ivy Securities, Inc.**
**TABLE OF CONTENTS**

---

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Ivy Securities, Inc. as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial and Operations Principal
Title

ADINA DAVYDOV
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6212094
Qualified in Queens County
My Commission Expires October 05, 2017



Notary Public

**IVY SECURITIES, INC.**
**December 31, 2015**

Page(s)



**Financial Statement**




# YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Ivy Securities, Inc.

We have audited the accompanying statement of financial condition of Ivy Securities, Inc. as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Ivy Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Ivy Securities, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 22, 2016

**Ivy Securities, Inc.**

**Statement of Financial Condition**
**December 31, 2015**

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,993,944 |
| Receivables from clearing brokers, including clearing deposit of $200,000 | 311,061 |
| Receivable from other brokers | 34 |
| Certificate of deposit | 492,255 |
| Other asset | 1,816 |
| Total assets | **$ 2,799,110** |
| **Liabilities and Stockholder's Equity** | |
| **Liabilities:** | |
| Accrued expenses and other liabilities | $ 107,204 |
| Total liabilities | **107,204** |
| **Stockholder's equity:** | |
| Common stock (no par value; authorized, issued and outstanding 100 shares) | 10,000 |
| Additional paid-in capital | 270,893 |
| Retained earnings | 2,411,013 |
| Total stockholder's equity | 2,691,906 |
| Total liabilities and stockholder's equity | **$ 2,799,110** |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Organization

Ivy Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is comprised primarily of agency commissions. The Company may provide certain products or services for its customers in return for which the customers provide orders for securities transactions.

## 2. Significant Accounting Policies

**Cash Equivalents**
Cash equivalents include a money market mutual fund which is readily convertible into cash.

**Basis of Presentation**
The Company's statement of financial condition were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

**Commission Revenue and Expense Recognition from Securities Transactions**
Securities transactions and the related commission revenues and expenses are recorded on a trade-date basis.

**Accrued Expenses**
Amounts include estimated third-party research services to be paid by the Company on behalf of certain customers. Such amounts are agreed on and calculated based on the commissions earned for execution of brokerage transactions.

**Use of Estimates**
In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the provision for income taxes. Actual results could differ from these estimates.

**Income Taxes**
The Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the stockholder for inclusion in the individual's personal income tax return.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and

## 2. Significant Accounting Policies (continued)

### Income Taxes (continued)

adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and state jurisdictions.

## 3. Off Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $200,000.

## 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires the Company maintain minimum net capital, as defined, shall not be less than $250,000. At December 31, 2015, the Company had net capital of $2,539,159 which was $2,289,159 in excess of required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

## 5. Concentration of Credit Risk

Approximately 57% of the Company's liquid assets such as cash are held at one major financial institution. The Company does not consider itself to be at risk with respect to its liquid assets.

## 6. Certificate of Deposit

The Company invested approximately 18% of its assets in a certificate of deposit maturing February 25, 2019.